SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   THCG, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    932723208
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                   Greenwich Street Capital Partners II, L.P.
                        388 Greenwich Street, 36th Floor
                               New York, NY 10013
                            Attention: Keith W. Abell
                                 (212) 816-8531

                                 with a copy to:
                             Ronald R. Jewell, Esq.
                             Dechert Price & Rhoads
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 698-3589
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Capital Partners II, L.P.
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP Offshore Fund, L.P.
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Fund, L.P.
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Employees Fund, L.P.
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TRV Executive Fund, L.P.
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Investments II, L.L.C.
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP, Inc.
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alfred C. Eckert III
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Keith W. Abell
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sanjay H. Patel
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

--------------------------------------------------------------------------------
   3
         SEC USE ONLY

--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) / /

--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                              7
       Number of                     SOLE VOTING POWER
        Shares
     Beneficially                    0
                           -----------------------------------------------------
       owned by               8
    each reporting                   SHARED VOTING POWER
        person
         with                        See item 5.
                           -----------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                     0
                           -----------------------------------------------------
                              10
                                     SHARED DISPOSITIVE POWER

                                     See item 5.
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See item 5.
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5.
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1.   Security and Issuer.

     This statement on Schedule 13D ("this Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of THCG, Inc., a Utah corporation and formerly known as "Walnut Financial Services, Inc." (the
"Issuer"). The principal executive offices of the Issuer are located at 650 Madison Avenue, New York, New York 10022.

     2.   Identity and Background.

     (a) This Schedule 13D is filed by the following persons (collectively, the "Reporting Persons"): (1) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), (2) GSCP Offshore Fund, L.P., a Cayman Islands exempted limited partnership ("GSCP Offshore"), (3) Greenwich Fund, L.P., a Delaware limited partnership ("Greenwich Fund"), (4) Greenwich Street Employees Fund, L.P., a Delaware limited partnership ("Employees Fund"), (5) TRV Executive Fund, L.P., a Delaware limited partnership ("TRV" and together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds"),
(6) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (7) GSCP, Inc., a Delaware corporation ("GSCP"), (8) Alfred C. Eckert III, (9) Keith W. Abell and (10) Sanjay H. Patel.

     (b) The business address for each of the Greenwich Street Funds, GSCP, GSI and Messrs. Eckert, Abell and Patel is c/o GSCP, Inc., 388 Greenwich Street, 36th Floor, New York, New York 10013.

     (c) GSCP II, Greenwich Fund, Employees Fund and TRV are Delaware limited partnerships which make investments for long term appreciation. GSCP Offshore is a Cayman Islands exempted limited partnership which makes investments for long term appreciation. GSCP is the manager of the Greenwich Street Funds. GSI is the general partner of the Greenwich Street Funds.

     Alfred C. Eckert III, Keith W. Abell and Sanjay H. Patel are the managing members of GSI. Each of Messrs. Eckert, Abell and Patel is an executive employee of Greenwich Street Capital Partners, Inc.

     (d) -(e) During the past five (5) years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     (f) All natural persons listed in this Item 2 are citizens of the United States. GSCP, GSI, GSCP II, Greenwich Fund, Employees Fund and TRV are each organized under the laws of Delaware. GSCP Offshore is organized under the laws of the Cayman Islands.

     3.   Source and Amount of Funds or Other Consideration.

     The Issuer and the Greenwich Street Funds have entered into a Securities Purchase Agreement, dated as of October 29, 1999, (the "Purchase Agreement") and certain related agreements as described in this Schedule 13D. The Purchase Agreement, among other things, provides for the purchase by the Greenwich Street Funds, subject to certain conditions, of an aggregate of (1) 2,500,000 shares of Common Stock (the "Shares"), (2) warrants to purchase 1,000,000 shares of Common Stock at a per share exercise price equal to $5.4375 (the "Initial Warrants"), and (3) warrants to purchase 1,000,000 shares of Common Stock at a per share exercise price equal to $7.2500 (the "Additional Warrants", and together with the Initial Warrants, the "Warrants"), for an aggregate purchase price of $5,000,000 (the "Purchase Price"). The Warrants are exercisable at any time prior to November 1, 2002.

     The Greenwich Street Funds obtained funds for the Purchase Price from capital contributions from their respective partners.

     All references and descriptions of the Purchase Agreement set forth in this
Item 3, are qualified in their entirety by references to the Purchase Agreement, a copy of which has been filed as an exhibit to this Schedule 13D.

     4.   Purpose of Transaction.

     The Greenwich Street Funds acquired the Shares and Warrants for investment purposes.

     As a condition to closing, the Purchase Agreement, required, among other things, (1) receipt of all consents and approvals required for the consummation of the merger of Tower Hill Acquisition Corp., a New York corporation and a wholly owned subsidiary of the Issuer, with and into Tower Hill Securities, Inc., a New York corporation ("THSI") (the "Merger"), and (2) the election of Keith W. Abell to the Issuer's Board of Directors as the Purchaser Appointee (as defined herein).

     Pursuant to the terms of the Purchase Agreement, the Issuer and the Greenwich Street Funds entered into an Escrow Agreement, dated as of November 1, 1999 (the "Escrow Agreement"), with Dechert Price & Rhoads as escrow agent (the "Escrow Agent"). Under the terms of the Escrow Agreement, the certificates representing the Shares and the Warrants, the Purchase Price and the Escrow Documents (as defined in the Escrow Agreement) were held in escrow pending receipt by the Escrow Agent of specified documentation, including among other things, (1) a copy of the Articles of Merger certified by the Issuer as having been filed with the Secretary of State of New York and as being effective and
(2) a copy of written notification of the withdrawal of the election of the Issuer to be treated as a business development company under the Investment Company Act of 1940, as amended, together with evidence of its having been filed with the United States Securities and Exchange Commission ("SEC").

     The responses set forth in Item 6 of this Schedule 13D are incorporated herein. All references and descriptions of the Purchase Agreement and the Escrow Agreement set forth in this Item 4, are qualified in their entirety by references to copies of the Purchase Agreement and the Escrow Agreement, respectively, which have been filed as exhibits to this Schedule 13D.

     The Reporting Persons do not have any plans or proposals, other than those described in Item 4 and Item 6 of this Schedule 13D, which relate to or would result in any of the actions or transactions specified in clauses (a) through
(j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests.

The Reporting Persons reserve the right from time to time to acquire or dispose of the Shares or the Warrants, or to formulate other purposes, plans or proposals regarding the Issuer or the Shares or the Warrants held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     5.   Interest in Securities of the Issuer.

     (a) -(b) Based on information warranted to by the Issuer in the Purchase Agreement, there are approximately 13,078,131 shares of Common Stock issued and outstanding as of immediately following the consummation of the Merger and the related transactions (including, as outstanding for purposes of determining such number of issued and outstanding shares, the Shares and the shares of Common Stock issuable upon exercise of the Warrants).

     Pursuant to the terms of the Purchase Agreement, the Greenwich Street Funds have acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 4,500,000 shares of Common Stock (of which 2,000,000 are attributable to the Warrants) representing approximately 34.4% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage the Shares and the shares of Common Stock issuable upon exercise of the Warrants) as follows:

          (i) GSCP II is the direct beneficial owner of 4,020,200 shares of Common Stock (of which 1,786,756 are attributable to the Warrants), representing approximately 30.7% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage the Shares and the shares of Common Stock issuable upon exercise of the Warrants).

          (ii) GSCP Offshore is the direct beneficial owner of 83,813 shares of Common Stock (of which 37,250 are attributable to the Warrants), representing approximately .64% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage the Shares and the shares of Common Stock issuable upon exercise of the Warrants).

          (iii) Greenwich Fund is the direct beneficial owner of 136,179 shares of Common Stock (of which 60,524 are attributable to the Warrants), representing approximately 1.0% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage the Shares and the shares of Common Stock issuable upon exercise of the Warrants).

          (iv) Employees Fund is the direct beneficial owner of 239,994 shares of Common Stock (of which 106,664 are attributable to the Warrants), representing approximately 1.8% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage the Shares and the shares of Common Stock issuable upon exercise of the Warrants).

          (v) TRV is the  direct  beneficial  owner of  19,814  shares of Common
     Stock (of which 8,806 are attributable to the Warrants), representing approximately .15% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage the Shares and the shares of Common Stock issuable upon exercise of the Warrants).

     By virtue of its position as general partner of the Greenwich Street Funds, GSI may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 4,500,000 shares of Common Stock (of which 2,000,00 are attributable to the Warrants) representing approximately 34.4% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage the Shares and the shares of Common Stock issuable upon exercise of the Warrants). Nothing in this Schedule 13(d) shall be construed as an admission that GSI is, for purposes of Section 13(d) of the Act, a beneficial owner of such securities.

     By virtue of its position as manager of the Greenwich Street Funds, GSCP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 4,500,000 shares of Common Stock (of which 2,000,00 are attributable to the Warrants) representing approximately 34.4% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage the Shares and the shares of Common Stock issuable upon exercise of the Warrants). Nothing in this Schedule 13(d) shall be construed as an admission that GSCP is, for purposes of Section 13(d) of the Act, a beneficial owner of such securities.

     By virtue of their position as managing members of GSI, each of Messrs. Eckert, Abell and Patel may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 4,500,000 shares of Common Stock (of which 2,000,000 shares are attributable to the Warrants) representing approximately 34.4% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage the Shares and the shares of Common Stock issuable upon exercise of the Warrants). Nothing in this Schedule 13(d) shall be construed as an admission that Messrs. Eckert, Abell and Patel are, for purposes of Section 13(d) of the Act, beneficial owners of such securities.

     (c)  Other  than the  transactions  described  in Item 3 and Item 5 of this
Schedule 13D, the Reporting Persons have not acquired any shares of Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

     6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein. Pursuant to the terms of the Purchase Agreement, as long as the Greenwich Street Funds, in the aggregate, are the beneficial owners of 5.0% or more of the issued and outstanding shares of Common Stock on a fully-diluted basis, the Issuer shall not, subject to certain exceptions set forth in the Purchase Agreement, effect any merger, consolidation, recapitalization, redemption or repurchase, extraordinary dividend or distribution or any similar transaction, or issue or grant any registration rights with respect to its capital stock (or the capital stock of any of its subsidiaries), without the prior written consent of GSCP II. The Purchase Agreement further provides that so long as the Greenwich Street Funds, in the aggregate, are the beneficial owners of 5.0% or more of the issued and outstanding shares of Common Stock on a fully-diluted basis, GSCP II shall be entitled to nominate one person for election to the Issuer's Board of Directors (so long as such nominee is reasonably acceptable to the Issuer) (the "Purchaser Appointee") and the Issuer shall use its best efforts to cause the Purchaser Appointee to be elected to the Board of Directors and to be appointed to the Compensation Committee (including any stock option or similar committee) of the Board of Directors. In connection therewith, certain persons who were principals of THSI prior to the Merger ("THSI Principals") and the Greenwich Street Funds have entered into Voting Agreements, dated as of November 1, 1999 (the "Voting Agreements"), copies of which have been filed as exhibits to this Schedule 13D. The Voting Agreements provide that the THSI Principals shall, among other things, (1) vote all shares (by way of an irrevocable proxy granted to the President of the Issuer) of the capital stock of the Issuer owned from time by such principals in favor of the election to the Issuer's Board of Directors of the Purchaser Appointee, and (2) abstain from effecting any specified transfer of shares unless such principals have caused the transferee to execute and deliver to the Greenwich Street Funds a Voting Agreement.

     The Purchase Agreement further provides that the Greenwich Street Funds, subject to certain exceptions, shall have "tag-along rights" with respect to any transfer of Common Stock by the THSI Principals or any of their transferees. In connection therewith, the THSI Principals and the Greenwich Street Funds have entered into Tag-Along Agreements, dated as of November 1, 1999 (the "Tag-Along Agreements"), copies of which have been filed as exhibits to this Schedule 13D. The Tag-Along Agreements provide that the THSI Principals shall, among other things, (1) be bound by and comply with, all of the "tag-along" provisions set forth in the Purchase Agreement to the same extent as if the THSI Principals were a party to such provisions and (2) abstain from effecting any specified transfer of shares unless the THSI Principals shall have caused the transferee to execute and deliver to the Greenwich Street Funds a Tag-Along Agreement.

     In connection with the Purchase Agreement, the Issuer and the Greenwich Street Funds have also entered into a Registration Rights Agreement, dated as of November 1, 1999 (the "Registration Rights Agreement"), a copy of which has been filed as an exhibit to this Schedule 13D. The Registration Rights Agreement provides, among other things, for the registration with the SEC of the Shares, and the shares of Common Stock issuable upon the exercise of the Warrants owned by the Greenwich Street Funds (or any of their affiliates or other related entities). Pursuant to the terms of the Registration Rights Agreement, GSCP II shall be entitled to three "demand registrations" allocated as follows: (1) one demand with respect to the Shares, (2) one demand with respect to the Common Stock issuable upon exercise of the Initial Warrants and (3) one demand with respect to the Common Stock issuable upon exercise of the Additional Warrants. The Registration Rights Agreement further provides that the Greenwich Street Funds shall have "piggyback" registration rights with respect to any registration of Common Stock, subject to customary "black-out" and "hold-back" provisions.

     In addition, the Purchase Agreement provides that the Issuer shall use its reasonable efforts to offer GSCP II or its affiliates the opportunity to invest in private placements in which the Issuer acts as the placement agent, financial advisor or principal investor.

     The  Purchase   Agreement   further   provides  that  the  Issuer  and  its
subsidiaries shall not effect or engage in any transaction, investment or business which might impose upon the

Greenwich Street Funds (or any of their affiliates, partners, directors, officers or employees) any obligation under any law to file any reports, or to furnish any information to any governmental authority (subject to certain specified exceptions). In connection therewith, the Purchase Agreement further provides that in the event any such law is enacted or adopted subsequent to the Issuer or its subsidiaries effecting any such transaction or investment, or subsequent to the commencement of any business, the Issuer shall use commercially reasonable efforts to restructure such transaction, investment or business so as to avoid any such reporting or information obligation imposed on the Greenwich Street Funds (or any of their affiliates, partners, directors, officers or employees).

     References and descriptions to the Purchase Agreement, the Voting Agreements, the Tag-Along Agreements and the Registration Rights Agreement set forth above in this Item 6, are qualified in their entirety by references to the copies of the Purchase Agreement, the Voting Agreements, the Tag-Along
Agreements and the Registration Rights Agreement, respectively, filed as exhibits to this Schedule 13D.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Nothing in this Schedule 13D shall be construed as an admission that the Reporting Persons and any other persons or entities constitutes a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

          7.   Material to be Filed as Exhibits.

               Exhibit I --          Securities Purchase Agreement, dated  as of
                                     October 29,  1999,  by and among  Greenwich
                                     Street  Capital  Partners  II,  L.P.,  GSCP
                                     Offshore Fund, L.P.,  Greenwich Fund, L.P.,
                                     Greenwich  Street Employees Fund, L.P., TRV
                                     Executive Fund,  L.P. and Walnut  Financial
                                     Services, Inc.

               Exhibit II --         Registration Rights  Agreement, dated as of
                                     November  1,  1999 by and  among  Greenwich
                                     Street  Capital  Partners  II,  L.P.,  GSCP
                                     Offshore Fund, L.P.,  Greenwich Fund, L.P.,
                                     Greenwich  Street Employees Fund, L.P., TRV
                                     Executive Fund, L.P. and THCG, Inc.

               Exhibit III --        Voting  Agreements, dated as of November 1,
                                     1999,   by  and  among   THSI   principals,
                                     Greenwich Street Capital Partners II, L.P.,
                                     GSCP Offshore Fund,  L.P.,  Greenwich Fund,
                                     L.P.,   Greenwich  Street  Employees  Fund,
                                     L.P., TRV Executive  Fund,  L.P. and Walnut
                                     Financial Services, Inc.

               Exhibit IV --         Tag-along    Agreements,    dated   as   of
                                     November  1,  1999,  by and  among  certain
                                     transferors of the Issuer's  securities and
                                     Greenwich Street Capital Partners II, L.P.,
                                     GSCP Offshore Fund,  L.P.,  Greenwich Fund,
                                     L.P.,   Greenwich  Street  Employees  Fund,
                                     L.P., TRV Executive  Fund,  L.P. and Walnut
                                     Financial Services, Inc.

               Exhibit V --          Escrow  Agreement, dated as of  November 1,
                                     1999,  by  and  among Dechert  Price  &
                                     Rhoads,  as escrow agent,  Greenwich Street
                                     Capital  Partners II, L.P.,  GSCP  Offshore
                                     Fund, L.P., Greenwich Fund, L.P., Greenwich
                                     Street  Employees Fund, L.P., TRV Executive
                                     Fund, L.P. and Walnut  Financial  Services,
                                     Inc.

               Exhibit VI --         Joint   Filing  Agreement,  dated   as   of
                                     November  8,  1999,   among  the  Reporting
                                     Persons.

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

                            GREENWICH STREET CAPITAL PARTNERS II, L.P.
                            GSCP OFFSHORE FUND, L.P.
                            GREENWICH FUND, L.P.
                            GREENWICH STREET EMPLOYEES FUND, L.P.
                            TRV EXECUTIVE FUND, L.P.

Dated:  November 8, 1999    By:    Greenwich Street Investments II, L.L.C.
                                   their general partner

                                   By: /s/ Sanjay H. Patel
                                       -------------------------------
                                       Name: Sanjay H. Patel
                                       Title: Managing Member

                            GSCP, Inc.

                                   By: /s/ Keith W. Abell
                                       -------------------------------
                                       Name: Keith W. Abell
                                       Title: Senior Managing Director

                            GREENWICH STREET INVESTMENTS II, L.L.C.,

                                   By: /s/ Sanjay H. Patel
                                       -------------------------------
                                       Name: Sanjay H. Patel
                                       Title: Managing Member

                            /s/ Alfred C. Eckert III
                            -------------------------------
                              Alfred C. Eckert III


                            /s/ Keith W. Abell
                            -------------------------------
                            Keith W. Abell


                            /s/ Sanjay H. Patel
                            -------------------------------
                            Sanjay H. Patel